Exhibit 99.1
23 November 2021

National Grid plc ('National Grid' or 'the Company')
Board Changes

In accordance with Listing Rule 9.6.11R and as indicated in the 2020/21 Annual Report and Accounts the Company announces that Mark Williamson, having reached his maximum term as an Independent Non-executive Director, will retire from the Board on 31 December 2021. With effect from 1 January 2022, Thérèse Esperdy will become the Senior Independent Director.

The Company further announces that Jonathan Dawson will step down as Chair of the Remuneration Committee on 31 December 2021, having served in this role since July 2013. Ian Livingston, who has been a member of the Remuneration Committee since his appointment, will become Chair of the Committee with effect from 1 January 2022. Jonathan will remain on the Remuneration Committee to support Ian with this transition, and also on the Finance Committee and the Board, before he retires later in 2022.

Paula Rosput Reynolds, Chair of National Grid, said: “The Board takes this opportunity to thank Mark for his many and significant contributions to National Grid. His incisiveness and his commitment to National Grid have been singular. Despite his departure from our Board, Mark's guidance will doubtlessly have a lasting influence across a range of UK businesses.”

In accordance with the Listing Rules, there are no additional matters that would require disclosure under 9.6.11R of the Listing Rules of the UK Financial Conduct Authority.

CONTACTS
Investors:
Nick Ashworth                   +44 (0) 7814 355590

Media:
Molly Neal                         +44 (0) 7583 102727